UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
COMMISSION FILE NUMBER 1-14760
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Title:	RAIT Investment Trust 401(k) Profit Sharing Plan
Address:	See Below
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Name:	RAIT Investment Trust
Address:	c/o RAIT Partnership, L.P.
1818 Market Street, 28th Floor
Philadelphia, PA 19103

REQUIRED INFORMATION
FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RAIT INVESTMENT TRUST 401(K) PROFIT SHARING PLAN
DECEMBER 31, 2005 AND 2004

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants of the RAIT Investment Trust 401(k) Profit Sharing Plan
     We have audited the accompanying statements of net assets available for benefits of the RAIT Investment Trust 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Philadelphia, Pennsylvania
June 20, 2006

RAIT Investment Trust 401(k) Profit Sharing Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments at fair value
Mutual funds
Fidelity Advisor Equity Growth Fund	$142,630	$138,904
Fidelity Advisor Balanced Fund	17,494	55,815
Fidelity Advisor Growth and Income Fund	103,231	79,410
Fidelity Advisor Growth Opportunities Fund	66,714	46,904
Fidelity Advisor Mid Cap Fund	163,950	129,579
Fidelity Advisor Value Strategies Fund	63,905	66,866
Fidelity Advisor Financial Services Fund	5,790	8,873
Loans to participants	2,012	5,514
Company common shares	1,828,258	1,479,738

Total investments	2,393,984	2,011,603
Cash and cash equivalents	2,145	330
Employer contributions receivable	—	68,508
Employee contributions receivable	19,216	7,311
Other liabilities	(3,777)	—

Net assets available for plan benefits	$2,411,568	$2,087,752

The accompanying notes are an integral part of these financial statements.

RAIT Investment Trust 401(k) Profit Sharing Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2005
ADDITIONS
Investment income
Interest and dividends	$150,741
Net appreciation in fair value of mutual funds	31,949
Net (depreciation)/appreciation in fair value of Company common shares	(144,915)

37,775

Contributions
Employer	195,896
Employee	280,119
Rollovers	7,159

483,174
Total additions	520,949

DEDUCTIONS
Benefits paid to participants	197,133

Total deductions	197,133

Net increase	323,816
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	2,087,752

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$2,411,568

The accompanying notes are an integral part of this financial statement.

RAIT Investment Trust 401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF PLAN
The following description of the RAIT Investment Trust (“RAIT” or the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
1. General
The Plan is a defined contribution plan, established by RAIT Investment Trust (Sponsor and Plan Administrator), covering all salaried employees of the RAIT who are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
All Plan administrative expenses are paid by the Sponsor.
2. Contributions
Each year, participants may elect to make contributions through payroll deductions from their weekly salary up to the maximum percentage of compensation and dollar amounts permissible under the Internal Revenue Code. The maximum dollar amount was $14,000 for 2005 and $13,000 for 2004. However, in 2005 and 2004, if a participant reached age 50 by the last day of the plan year, he or she was able to contribute an additional “catch up” contribution of $4,000 and $3,000, respectively, to the Plan on a pre-tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds and Company common shares as investment options for participants. The Company makes a contribution equal to 75% of the amount that a participant contributes to the Plan. The matching Company contribution is invested directly in Company common shares.
3. Participants’ Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings. Allocations are elected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
4. Vesting
Participants are fully vested in their self-directed participant accounts. The vesting for participants in their employer match portion described in the Summary Plan Description for the Plan was modified during 2003 from a six-year period to a five-year period. For the Plan years-ended December 31, 2005 and 2004, the vesting schedule is as follows: 20% vested at 1 year, 40% vested at 2 years, 60% vested at 3 years, 80% vested at 4 years, and 100% vested at 5 years.
5. Loan Provisions
A participant may borrow up to 50% of the balance in his or her account, with a minimum borrowing of $1,000 and a maximum borrowing of $50,000. The loans are secured by the balance in the participant’s account and bear interest at a rate that provides a rate of return commensurate with the interest rate that would be made under similar circumstances to the borrower. Participants may choose to repay the loan in one to five years through payroll deductions. The outstanding loan at December 31, 2005 carries an interest rates of 6.29%. Loans are payable in full upon participant’s termination of employment with the Company.
6. Payment of Benefits
On termination of services due to death, disability, retirement, or termination for other than those reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

7. Forfeited Accounts
At December 31, 2005 and 2004, forfeited nonvested accounts totaled $10,934 and $497. During 2005 and 2004, employer contributions were reduced by $14,192 and $3,000 from forfeited nonvested accounts. Forfeited nonvested accounts will be used to reduce future employer contributions.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING AND ADMINISTRATIVE POLICIES
1. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
2. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. Actual results may differ from such estimates.
3. Investment Valuation and Income Recognition
The Company has established the Plan and has overall control and authority to administer the Plan. The Company established a trust (the “Trust”) which holds all Plan assets. The Trust is a tax-exempt trust registered as an open-end management investment company. The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Mutual funds are valued at the net asset value of units held by the plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
4. Payment of Benefits
Benefits are recorded when paid.
5. Plan Termination
The Sponsor intends to continue the Plan indefinitely. Upon termination of the Plan, or upon complete discontinuance of contributions, a participant will immediately become 100% vested in the value of the participant’s account, regardless of the Plan’s current vesting schedule.
NOTE C — INVESTMENTS
The following investment vehicles are available to the participants:
Fidelity Advisor Equity Growth Fund — Seeks to achieve capital appreciation through investments in domestic and foreign companies that are believed to have an above average growth potential. The fund normally holds at least 65% of its total assets in common stock.
Fidelity Advisor Balanced Fund — Seeks to achieve both income and capital growth through investments in domestic and foreign companies with emphasis on above-average income-producing securities that tend to have more value than growth characteristics. The fund typically holds approximately 60% of its total assets in stock and other equity securities and at least 25% of its total assets in fixed-income senior securities, typically debt securities and preferred stock. The remainder is invested in bond and other debt securities that include lower-quality debt securities.
Fidelity Advisor Growth and Income Fund — Seeks a high total return through investments in domestic and foreign companies that currently pay common stock dividends and show potential for capital appreciation. The fund also potentially invests in lower-quality debt securities and common stock that does not currently pay dividends to seek a higher capital return.

Fidelity Advisor Growth Opportunities Fund — Seeks long-term capital growth through investments in domestic and foreign companies, primarily in common stock.
Fidelity Advisor Mid Cap Fund — Seeks long-term capital appreciation through investments in common stock of domestic and foreign companies with medium market capitalization. The fund typically holds at least 65% of its total assets in these types of securities.
Fidelity Advisor Value Strategies Fund — Seeks capital appreciation through investments in common stock of domestic and foreign companies that the fund managers believe are undervalued in the marketplace. The fund typically invests in medium-sized companies, but will also invest in larger and smaller companies.
Fidelity Advisor Financial Services Fund — Seeks capital appreciation through investments in common stock of domestic and foreign companies. The fund normally invests at least 80% of its assets in securities of companies principally engaged in providing financial services to consumers and industry.
RAIT Investment Trust Common Shares — The Company is a real estate investment trust that makes investments in real estate primarily by making real estate loans, acquiring real estate loans, and acquiring interests in real estate. These common shares are traded on the New York Stock Exchange.
The Trust holds the assets of the above accounts.
Investments in Mutual Funds Held by the Trust
Changes in the units of beneficial interest of the mutual funds held by the Trust in which the Plan participated, were as follows:

	2005			2004
		Unit	Fair		Unit	Fair
	Units	values	value	Units	values	value
Fidelity Advisor Equity Growth Fund
Beginning	3,039	$45.71	$138,904	1,957	$44.52	$87,116
Ending	2,967	48.08	142,630	3,039	45.71	138,904

Net (decrease)/increase	(72)	$2.37	$3,726	1,082	$1.19	$51,788

Fidelity Advisor Balanced Fund
Beginning	3,418	$16.33	$55,815	2,784	$15.89	$44,254
Ending	1,099	15.92	17,494	3,418	16.33	55,815

Net (decrease)/increase	(2,319)	$(0.41)	$(38,321)	634	$0.44	$11,561

Fidelity Advisor Growth and Income Fund
Beginning	4,784	$16.60	$79,410	3,250	$15.90	$51,589
Ending	5,816	17.75	103,231	4,784	16.60	79,410

Net increase	1,032	$1.15	$23,821	1,534	$0.70	$27,821

Fidelity Advisor Growth Opportunities Fund
Beginning	1,536	$30.54	$46,904	900	$28.64	$25,712
Ending	2,015	33.11	66,714	1,536	30.54	46,904

Net increase	479	$2.57	$19,810	636	$1.90	$21,192

Fidelity Advisor Mid Cap Fund
Beginning	5,138	$25.22	$129,579	3,322	$22.41	$74,354
Ending	6,755	24.27	163,950	5,138	25.22	129,579

Net (decrease)/increase	1,617	$(0.95)	$34,371	1,816	$2.81	$55,225

Fidelity Advisor Value Strategies Fund
Beginning	1,857	$36.01	$66,866	1,415	$31.63	$44,840
Ending	2,155	29.65	63,905	1,857	36.01	66,866

Net (decrease)/increase	298	$(6.36)	$(2,961)	442	$4.38	$22,026

Fidelity Advisor Financial Services Fund
Beginning	388	$22.85	$8,873	103	$22.35	$2,299
Ending	256	22.59	5,790	388	22.85	8,873

Net (decrease)/increase	(132)	$(0.26)	$(3,083)	285	$0.50	$6,574

     The fair value of individual investments that represent 5% or more of the Plan’s total net assets as of December 31, 2005 and 2004, is as follows:

	2005		2004
RAIT Investment Trust Common Shares	$1,828,258	(a)	$1,479,738
Fidelity Advisor Equity Growth Fund	142,630		138,904
Fidelity Advisor Mid Cap Fund	163,950		129,579
(a) Nonparticipant-directed
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $14,202 as follows:

RAIT Investment Trust Common Shares	($14,202)
NOTE D — NONPARTICIPANT DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2004
Net Assets:
RAIT Investment Trust Common Shares	1,067,634	936,934

Year Ended
December 31,
2005
Changes in Net Assets:
Contributions	$195,896
Net depreciation	(14,202)
Benefits paid to participants	(50,994)

$130,700

NOTE E — RELATED PARTY TRANSACTIONS
Certain Plan investments are Company common shares. The Company is the Plan Sponsor, and therefore, these transactions qualify as party-in-interest transactions. Investments include 70,535 and 52,904 Company common shares valued at $1,828,258 and $1,479,738 as of December 31, 2005 and 2004, respectively.
NOTE F — TAX STATUS
The Company has engaged KT Administrators Inc. (“KT”) to assist it in administering the Plan and adopted a form of the Plan in April 2002 sponsored by KT. KT received a favorable determination letter from the Internal Revenue Service (“IRS”) dated November 19, 2001, indicating that this form of the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 and, therefore, the trust is tax exempt under Section 501(a) of the Code. The Plan has been amended twice since the date of this determination letter. KT has advised the Company that these amendments did not require a new determination letter from the IRS because these amendments are within the parameters contained in the form of the Plan that was the subject of the determination letter dated November 19, 2001. KT has also advised the Company that the modification of the vesting schedule described in Note A.4 above is not an amendment to the Plan requiring another determination letter from the IRS. KT has advised the Company that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
NOTE G — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE H—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$2,411,568	$2,087,752

Other liabilities payable	3,777	—

Net assets available for benefits per the Form 5500	$2,415,345	$2,087,752

The following is a reconciliation of the changes in net assets per the financial statements at December 31, 2005 to Schedule I on Form 5500:

Change in net assets per the financial statements	$323,816
Add: Amounts allocated to other liabilities at December 31, 2005	3,777

Changes in net assets per Schedule I of Form 5500	$327,593
Amounts allocated to corrective distributions are recorded on the Schedule I of Form 5500 for corrective distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.
NOTE I — SUBSEQUENT EVENTS
Subsequent to year end, the Plan sponsor contracted with a new plan administrator to administer the plan effective August 1, 2006.

SUPPLEMENTAL INFORMATION
RAIT Investment Trust 401(k) Profit Sharing Plan
EIN 23-2919819
Plan No. 001
SCHEDULE H, PART 4i — FORM 5500 — ASSETS HELD AT END OF YEAR
December 31, 2005

		(c) Description of
		investment, including
		maturity date, rate
	(b) Identity of issuer, borrower, lessor	of interest, collateral,
(a)	or similar party	par or maturity value	(d) Current value
		Common Stock
*	RAIT Investment Trust	70,535 shares	$1,828,258
		Total common stock	$1,828,258
		Mutual Funds
	Fidelity Advisor Equity Growth Fund	2,967 units	142,630
	Fidelity Advisor Balanced Fund	1,099 units	17,494
	Fidelity Advisor Growth and Income Fund	5,816 units	103,231
	Fidelity Advisor Growth Opportunities Fund	2,015 units	66,714
	Fidelity Advisor Mid Cap Fund	6,755 units	163,950
	Fidelity Advisor Value Strategies Fund	2,155 units	63,905
	Fidelity Advisor Financial Services Fund	256 units	5,790

		Total mutual funds	573,714
*	Participant loans	6.29%	2,012

		Total investments	$2,393,984

*	Party-in-interest

RAIT Investment Trust 401(k) Profit Sharing Plan
EIN 23-2919819
Plan No. 001
SCHEDULE H, PART 4j — FORM 5500 — REPORTABLE (5%) TRANSACTIONS
Year ended December 31, 2005

					(f)		(h) Current	(i)
					Expense		value of	Net
		(c)	(d)	(e)	incurred		asset on	gain
(a) Identity of	(b) Description of	Purchase	Selling	Lease	with	(g) Cost	transaction	or
party involved	asset	price	price	rental	transaction	of asset	date	(loss)
Category (ii) — series of transactions RAIT Investment Trust 401(k) Profit Sharing Plan	RAIT Investment Trust Common Shares(19 purchases)	$559,247	$—	$—	$—	$559,247	$559,247	$—
There were no category (i), (iii) or (iv) reportable transactions during the Plan year.

RAIT Investment Trust 401(k) Profit Sharing Plan
EIN 23-2919819
Plan No. 001
SCHEDULE I, PART II 4a — FORM 5500 — NONEXEMPT TRANSACTIONS
Year ended December 31, 2005

(c) Description of
	(b) Relationship	transactions
	to plan,	including						(i) Current
	employer, or	maturity date, rate						value of
(a) Identity	other	of interest, collateral,	(d)	(e)	(f)	(g) Expense		asset on	(j) Net
of party	party-in-	par or maturity	Purchase	Selling	Lease	incurred with	(h) Cost	transaction	gain or
involved	interest	value	price	price	rental	transaction(*)	of asset	date	(loss)(*)
RAIT Investment Trust	Plan sponsor and administrator	Failure to transmit to the plan any participant contributions within the time prescribed (7 pay periods)	$123,043	$—	$—	$320	$123,043	$123,043	$—

(*)	RAIT Investment Trust has filed the appropriate Form 5330 to calculate the Section 4975 tax on prohibited transactions, and has also paid the costs of the excise tax.
There were no category (i), (ii), (iii) or (iv) reportable transactions during the Plan year.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAIT INVESTMENT TRUST
401(k) PROFIT SHARING PLAN

By:	/s/ Ellen J. DiStefano	Date: June 29, 2006

ELLEN J. DISTEFANO, as trustee of the
RAIT Investment Trust 401(k) Profit
Sharing Plan

By:	/s/ Jonathan Z. Cohen	Date: June 29, 2006

JONATHAN Z. COHEN, as trustee of the
RAIT Investment Trust 401(k) Profit
Sharing Plan

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
23	Consent of Grant Thornton LLP.